[Exhibit (a)(8)]

[SYNTHETECH LETTERHEAD]

July 9, 2001

Dear Synthetech Stock Optionees:

On June 15, 2001, we distributed an offer to exchange stock options outstanding under our 1995 Incentive Compensation Plan, as amended, and our 2000 Stock Incentive Plan (together, the "eligible option plans") for replacement options to be granted under an eligible option plan on or after the date six months and one day after the date we cancel your options accepted for exchange.

In response to comments we received as part of the SEC's normal review of the exchange offer documents, today we filed an amendment to our SEC filing that clarifies several points in the offer and makes a few small changes. We would like to take this opportunity to provide you with a few updates and clarifications related to that amendment.

First, we have amended the election form to delete the language requiring you to acknowledge that you "understand" the various provisions of the offer to exchange. An amended election form is attached to this letter.

The amendments to the election form described above are effective for all elections whether made before or after today. You may still use the election form that was provided to you in your packet on June 15, 2001, or you may use the amended election form attached to this letter, and the new language will apply to all election forms received by us regardless of the wording in the actual document you sign.

Second, we want to clarify that the Compensation Committee of the Board of Directors will meet to grant the replacement options as soon as practicable on or after the date six months and one day after the date on which we cancel the options elected for exchange, which we expect will be the first business day following the closing date of the offer to exchange. We do not anticipate any significant delay in when this meeting, and the grant of the replacement options, will occur.

We would like to take this opportunity to remind you that the deadline for electing to exchange your eligible stock options for replacement options is fast approaching. The offer is scheduled to close on Monday, July 16, 2001 at 5:00 p.m. Please remember to return your election form to us by that time to let us know whether or not you would like to participate in the offer to exchange. If you do not return your election form indicating that you wish to exchange your eligible options by 5:00  p.m. on July 16, 2001, you will not be able to participate in the option exchange program and your existing options will remain outstanding.

The offer is explained in detail in the offer to exchange, the amended election form and related documents. We encourage you to read these materials carefully before making any decision with respect to the offer.

We would like to thank you for the responses we have had so far regarding the offer to exchange. We encourage you to direct any and all questions regarding the exchange to either Charlie Williams by email charlie@Synthetech.com or by phone at (541) 967-6575.

Sincerely,

/s/ M. "Sreeni" Sreenivasan
M. "Sreeni" Sreenivasan